16:14 11-09-2015 Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of December 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated December 11, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:December 11, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

December 11, 2015:JAGUAR LAND ROVER CONFIRMS NEW FACTORY IN SLOVAKIA

  New world-class premium manufacturing facility confirmed in Nitra
  The next stage of the Company's plans for sustainable global growth
  Today's announcement also supports long-term investment in the UK

  Bratislava, Slovakia- Jaguar Land Rover has confirmed that it will be the first British carmaker to open a manufacturing facility in Slovakia. The announcement follows an agreement between the company and the Government of the Slovak Republic to build a new plant in the city of Nitra, western Slovakia.

  The new world-class GBP 1 billion premium manufacturing facility will eventually employ around 2,800 people.

  Today's announcement follows Jaguar Land Rover's recent confirmation to double its investment in its engine plant in the UK to almost GBP 1 billion - the largest injection into a new British manufacturing plant in decades creating several hundred new jobs.

  Dr Ralf Speth, Chief Executive Officer, Jaguar Land Rover commented,"Jaguar Land Rover is delighted today to welcome Slovakia into our family. The new factory will complement our existing facilities in the UK, China, India and Brazil and marks the next step in the company's strategy to become a truly global business.

  Slovakia has an established premium automotive sector, which represents 43% of the country's overall industry. It has more than 300 suppliers in close proximity and an excellent logistics infrastructure; this confirmed our decision that this country was the ideal location.

  ''The heart of our company will always be in the UK, where our design, technology and manufacturing capabilities are based. It is our creativity and innovation which makes Jaguar Land Rover the leading boutique automotive brand, offering exceptional products for our customers.''

  As part of Jaguar Land Rover's commitment to deliver more lightweight vehicles, the plant will manufacture a range of all-new aluminium Jaguar Land Rover vehicles. It is anticipated that the first cars will come off the production line in late 2018. The factory will have an initial capacity of 150,000 vehicles and construction will commence in 2016.

  Today's announcement follows the signing of an agreement by Dr Ralf Speth, Chief Executive Officer of Jaguar Land Rover and Robert Fico, Prime Minister of Slovakia, in Bratislava.

  Jaguar Land Rover has made significant progress in building its international manufacturing presence over the last year. It opened a new joint venture in China and commenced construction of its local manufacturing plant in Brazil at the end of 2014. The creation of new international plants allows Jaguar Land Rover to offer its customers even more exciting new models, protect against currency fluctuations and create a globally competitive business.

  During this time, the Company has invested heavily in its UK vehicle manufacturing facilities at Castle Bromwich, Halewood and Solihull to support the introduction of all-new vehicles such as the Jaguar XE, XF and F-PACE, Range Rover Evoque Convertible and Land Rover Discovery Sport. In addition, it plans to expand its advanced engineering and design centre at Whitley, Coventry and invest in the National Automotive Innovation Centre at the University of Warwick. Jaguar Land Rover's sustained investment supports the delivery of the UK's wider industrial strategy.

  Over the past five years, Jaguar Land Rover has employed more than 20,000 people taking its workforce to more than 37,000 and invested more than GBP 11 billion in new product creation and capital expenditure.

  Jaguar Land Rover has selected Slovakia as the location for its next manufacturing site following robust analysis of a number of locations around the world including other European countries, United States and Mexico.

  ends

  Notes to editors:

    Jaguar Land Rover is one of the UK's largest exporters and generates over 80% of its revenue from exports.
    Jaguar Land Rover has four manufacturing facilities in the UK:
      Castle Bromwich is home to the Jaguar XF, Jaguar XJ and Jaguar F-TYPE, employing 3,500 people.
      Halewood is home to the Range Rover Evoque and Land Rover Discovery Sport, employing 4,500 people.
      Solihull is home to the Range Rover, Range Rover Sport, Land Rover Discovery, Land Rover Defender and the Jaguar XE, employing 9,000 people.
      The Engine Manufacturing Centre is home to the 'Ingenium' engine family, starting with the 2.0 litre diesel in the Jaguar XE. It will employ 1,400 people.
    In 2014, Jaguar Land Rover sold 462,678 vehicles, up 9%. Of that, Jaguar sold 81,570 vehicles and Land Rover sold 381,108 vehicles.
    Mainland Europe is now Jaguar Land Rover's largest sales region globally with almost 100,000 vehicles sold during the first 11 months of 2015.
    Europe has the largest number of Jaguar Land Rover dealers globally with almost 1,000 dealers across 36 countries.
    Jaguar Land Rover may conduct a further feasibility study with Slovakia to evaluate the opportunity for potential future expansion of the plant.

    About Tata Motors

    Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

    (www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

    Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.